Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

June 15, 2022

Mr. Ryan Lichtenfels

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TuanChe Ltd (CIK No. 0001743340)

Response to the Staff’s Comments on the Registration Statement on Form F-3 Filed on May 13, 2022

Dear Mr. Lichtenfels and Ms. Jaskot,

On behalf of our client, TuanChe Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments from the Staff on June 7, 2022 on the registration statement on Form F-3 filed on May 13, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment No.1 to the Registration Statement (“Amendment No.1”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1.

Responses to the comments contained in the Staff’s letter dated June 7, 2022

Prospectus Cover Page, page i

1.	Please revise your cover page to include the following disclosure:

•	You are not a Chinese operating company.
•	Your VIE structure involves unique risks to investors, and the VIE contracts have not been tested in court.
•	The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and that investors may never hold equity interests in the Chinese operating companies.
•	Chinese regulatory authorities could disallow your VIE structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Please also provide a cross-reference to the specific risk factors addressing the risks facing the company and the offering as a result of your VIE structure.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin beijing boston brussels hong kong london los angeles new york palo alto san diego san francisco seattle shanghai washington, dc wilmington, de

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, such as your disclosure on the cover referencing “our VIE structure.” Disclose, if true, that your subsidiaries and/or the VIE conduct operations in China and that the VIE is consolidated for accounting purposes.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1 and relevant disclosure throughout Amendment No. 1.

3.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 5 of Amendment No. 1.

4.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 5 of Amendment No. 1.

5.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5 and 17 of Amendment No. 1.

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 5 of Amendment No. 1.

Prospectus Summary, page 1

7.	Please add a prospectus summary section. Provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in ach depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 to 12 of Amendment No. 1.

8.	Please add disclosure clarifying that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3 and 15 of Amendment No. 1.

9.	Please add a summary of risk factors section, and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus or the Form 20-F. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 to 12 and pages 15 to 22 of Amendment No. 1.

10.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. To the extent that you determined that you are not covered by, or required to obtain, such permissions or approvals, please explain why and disclose the basis on which you made that determination.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 7, 8 and 11 and pages 18 to 22 of Amendment No. 1.

11.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5 and 17 of Amendment No. 1.

12.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7 of Amendment No. 1.

13.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7, 8, 11 and 22 of Amendment No. 1.

Risk Factors, page 5

14.	Revise to include a risk factor acknowledging that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 to 17 of Amendment No. 1.

15.	We note the disclosure in your Form 20-F filed on April 29, 2022 that you are closely monitoring the CAC's Measures for Cybersecurity Review and will assess and determine whether you are required to apply for the cybersecurity review. Please tell us whether you have made any further assessments or determination as to applicability of the CAC regulations. If so, please provide updated disclosure in the prospectus. Please also disclose to what extent you believe that you are in compliance with the regulations or policies that have been issued by the CAC to date. To the extent that you have concluded that you are not required to obtain any approvals from the CAC, please disclose how you came to that conclusion.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 to 22 of Amendment No. 1.

If you have any questions regarding the Amendment No.1, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:	Wei Wen, Chairman and Chief Executive Officer, TuanChe Ltd Chenxi Yu, Chief Financial Officer, TuanChe Ltd